# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NCS Multistage Holdings, Inc., CIK 0001692427
CUSIP: 628877201
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 19350 STATE HIGHWAY 249, SUITE 600, HOUSTON, Texas (TX), 77070
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-000870
Filed by CIK 0000883961

## Reporting persons
- Tocqueville Asset Management L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 142,702; sole dispositive power 0; shared dispositive power 142,702; aggregate amount beneficially owned 142,702 (5.7% of the class)
- Taubenpost Capital L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 142,702; sole dispositive power 0; shared dispositive power 142,702; aggregate amount beneficially owned 142,702 (5.7% of the class)
- Taubenpost Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 142,702; sole dispositive power 0; shared dispositive power 142,702; aggregate amount beneficially owned 142,702 (5.7% of the class)
- Donald Wang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 142,702; sole dispositive power 0; shared dispositive power 142,702; aggregate amount beneficially owned 142,702 (5.7% of the class)

## Item 1. Issuer
Name of issuer: NCS Multistage Holdings, Inc.
Address of issuer's principal executive offices: 19350 STATE HIGHWAY 249, SUITE 600, HOUSTON, TX, 77070

## Item 2. Person Filing
Name of person filing:
Tocqueville Asset Management L.P.
Taubenpost Capital L.P.
Taubenpost Capital LLC
Donald Wang
Address of principal business office or, if none, residence:
Tocqueville Asset Management L.P.
40 West 57th Street, 19th Floor
New York, NY 10019

Taubenpost Capital L.P.
40 West 57th Street, 19th Floor
New York, NY 10019

Taubenpost Capital LLC
40 West 57th Street, 19th Floor
New York, NY 10019

Donald Wang
C/O Tocqueville Asset Management L.P.
40 West 57th Street, 19th Floor
New York, NY 10019
Citizenship:
Tocqueville Asset Management L.P. - Delaware
Taubenpost Capital L.P. - Delaware
Taubenpost Capital LLC - Delaware
Donald Wang - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tocqueville Asset Management L.P. - 142,702
Taubenpost Capital L.P. - 142,702
Taubenpost Capital LLC - 142,702
Donald Wang - 142,702
Percent of class:
Tocqueville Asset Management L.P. - 5.7%
Taubenpost Capital L.P. - 5.7%
Taubenpost Capital LLC - 5.7%
Donald Wang - 5.7%
Sole power to vote or to direct the vote:
Tocqueville Asset Management L.P. - 0
Taubenpost Capital L.P. - 0
Taubenpost Capital LLC - 0
Donald Wang - 0
Shared power to vote or to direct the vote:
Tocqueville Asset Management L.P. - 142,702
Taubenpost Capital L.P. - 142,702
Taubenpost Capital LLC - 142,702
Donald Wang - 142,702
Sole power to dispose or to direct the disposition:
Tocqueville Asset Management L.P. - 0
Taubenpost Capital L.P. - 0
Taubenpost Capital LLC - 0
Donald Wang - 0
Shared power to dispose or to direct the disposition:
Tocqueville Asset Management L.P. - 142,702
Taubenpost Capital L.P. - 142,702
Taubenpost Capital LLC - 142,702
Donald Wang - 142,702

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 1 are directly owned by advisory clients of Tocqueville Asset Management L.P. None of those advisory clients, other than Taubenpost Capital L.P., may be deemed to beneficially own more than 5% of the Common Stock, par value $0.01 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

## Signatures
- Tocqueville Asset Management L.P.: By: /s/ Kelsey Graham, Kelsey Graham / Chief Compliance Officer (02/14/2025)
- Taubenpost Capital L.P.: By Taubenpost Capital LLC, its General Partner, By: /s/ Donald Wang, Donald Wang / Managing Member (02/14/2025)
- Taubenpost Capital LLC: By: /s/ Donald Wang, Donald Wang / Managing Member (02/14/2025)
- Donald Wang: By: /s/ Donald Wang, Donald Wang (02/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.